Exhibit 99.1

Cheche Group Announces Partnership with

NEV Company JI YUE

BEIJING, China – September 3, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it has entered into a partnership with Shanghai Jidu Automobile Company Limited (“JI YUE”), as Cheche further diversifies its partner network with leaders in the new energy vehicle (“NEV”) industry.

JI YUE, a joint venture between Chinese tech giant Baidu and car manufacturer Geely, is focused on the development of autonomous NEVs and related AI technology. It intends to become the first company providing an interactive experience with AI in vehicle production.

Cheche successfully launched a customized system for JI YUE, creating channels for purchasing auto and non-auto insurance products both online and offline. The system is integrated into Cheche’s core platform and is equipped with resources to grow and strengthen JI YUE’s sales channels and enhance account settlement capabilities, among other functionalities.

“We are thrilled to announce our latest partnership with JI YUE,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “This opportunity expands our presence in the NEV sector and strengthens our leadership position among intelligent insurance platforms in China.”

“Not only are we providing JI YUE car owners with a one-stop insurance services platform, but we also intend to capitalize on JI YUE’s highly regarded innovations in intelligent driving, by collaborating on future autonomous driving insurance projects with them.”

This collaboration creates efficiencies for JI YUE, while also enhancing its service capabilities for consumers.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185